NEPTUNE
MARINE

82-34717

29 November 2005

US Securities and Exchange Commission
Attention: Filing Desk
100 F Street, N.E.
Washington DC 20549
USA

05013220

Dear Filing

SUPPL

NEPTUNE MARINE SERVICES LIMITED ASX ANNOUNCEMENTS

Please find attached ASX announcements for Neptune Marine Services Limited for the month of November.

Yours sincerely
NEPTUNE MARINE SERVICES LTD

PP Richard Wolanski
Chief Executive Officer

NEPTUNE
MARINE

ACN 105 665 843

SECURES LARGEST CONTRACT SINCE INCORPORATION

PERTH, WA **11 NOVEMBER 2005**

Dry underwater welding specialist, Neptune Marine Services Limited (ASX: NMS) has secured its largest contract since listing – with a major upgrade to the contract to repair the infrastructure at Cullen Bay marina in Darwin.

The increase in scope of the contract means Neptune has secured first half 2006 revenues that significantly surpass operational revenues earned in the entire 2005 financial year.

"The project is expected to generate revenues of approximately $1 million with work concluding in December 2005. The project takes Neptune into a new realm with respect of the size of the projects the Company is able to complete and is entrusted with by it's clients. This shows the real potential of the technology," Neptune's Chief Executive Officer, Mr Richard Wolanski, said today.

"The contract is repeat client business and this is testimony to the quality of work the Company is able to achieve with our patented dry underwater welding technology," Mr Wolanski said.

Neptune Marine previously repaired one of the marina's lock gates in 2004. The new larger contract, to be overseen by consulting engineer, Kellogg Brown and Root (KBR), involves repairing the remaining gate infrastructure. Neptune is prime contractor to the project, which involves removal, refitting, and re-installation of the infrastructure. The project is being managed by Neptune Executive Director Clive Langley..

"This is a very strong start to 2005-2006, with the new contract already putting the Company's performance this year around 20% ahead of operating revenues generated throughout the entire financial year of 2005. The technology has enormous potential, and with that is the parallel growth potential for Neptune Marine," Mr Wolanski said.

"The success of the repair work undertaken last year was an important factor in the award of the new contract."

Mr Wolanski said Neptune would strive for further revenue growth for the remainder of 2006 and seek to develop each of the identified key market segments of oil & gas, infrastructure, shipping and defence.

Authorised by:

Richard Wolanski
Chief Executive Officer
Neptune Marine Services Limited
T: (08) 9226 5722

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System, a patented technology, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

14 November 2005

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

AMENDED APPENDIX 3Y – CHANGE OF DIRECTOR'S INTEREST NOTICE

Attached is an amendment to Ms C. Curtin's Appendix 3Y which was lodged in April 2005.

During the course of preparing documentation to enable the completion of her 2005 income tax return, Ms Curtin discovered an inconsistency between the documentation received from her broker and the form lodged with ASX. A total of 10,000 more shares had been sold than had been disclosed on the April 2005 Appendix 3Y.

Ms Curtin currently holds an interest in 55,000 shares and 300,000 options as shown in Part 1 on page 2 of the revised Appendix 3Y.

Yours faithfully

Kim Hogg
Company Secretary

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System. A technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

ACN 105 665 843

First Floor, 189 Hay Street Subiaco WA 6008 ψ PO Box 543 West Perth WA 6872

T: (61-8) 9382 1311 ψ F: (61-8) 9382 1322 ψ E: info@neptuneweld.com

www.neptuneweld.com

No. of securities held after change	**55,000 ordinary fully paid shares;** **300,000 options exercisable at 25 cents each on or before 30 June 2006.**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**On market trade**

Part 2 – Change of director's interests in contracts

Detail of contract	**Not Applicable**
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

NEPTUNE MARINE

25 November 2005

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

OUTCOME OF ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2 and Section 251AA(2) of the Corporations Act, we wish to advise the following outcomes of the resolutions considered at the Company's Annual General Meeting held earlier today:

Resolution 1: Adoption of remuneration report

The resolution was carried by a show of hands and the total number of proxy votes in respect of validly appointed proxies were as follows:

FOR:	693,916
AGAINST:	36,000
ABSTAIN:	8,470,500
DISCRETIONARY:	48,000
	9,248,416

Resolution 2: Re-election of Mr Andrew Harrison

The resolution was carried by a show of hands and the total number of proxy votes in respect of validly appointed proxies were:

FOR:	9,152,416
AGAINST:	36,000
ABSTAIN:	12,000
DISCRETIONARY :	48,000
	9,248,416

Resolution 3: Re-election of Ms Cathryn Curtin

The resolution was carried by a show of hands and the total number of proxy votes in respect of validly appointed proxies were:

FOR:	9,152,416
AGAINST:	36,000
ABSTAIN:	12,000
DISCRETIONARY:	48,000
	9,248,416

ACN 105 665 843
Registered Office: 189 Hay Street Subiaco WA 6008
T: (61-8) 9226 5722 ψ F: (61-8) 9226 0354
Email: info@neptuneunderwaterwelding.com.au
www.neptuneunderwaterwelding.com.au

Resolution 4: Ratification and Approval of Issue of Shares

The resolution was carried by a show of hands and the total number of proxy votes in respect of validly appointed proxies were:

FOR:	9,152,416
AGAINST:	36,000
ABSTAIN:	12,000
DISCRETIONARY:	48,000
	9,248,416

Resolution 5: Adoption of Incentive Option Scheme

The resolution was carried by a show of hands and the total number of proxy votes in respect of validly appointed proxies were:

FOR:	531,131
AGAINST:	155,785
ABSTAIN:	8,513,500
DISCRETIONARY:	48,000
	9,248,416

Yours faithfully

Kim Hogg
Company Secretary

NEPTUNE
MARINE

CEO's Address

2005 WESTERN AUSTRALIAN INDUSTRY & EXPORT AWARDS

WINNER

INNOVATION EXCELLENCE AWARD



Corporate Achievements 2005

- Apr 2004 — Neptune **successfully listed** on ASX;
- Jul 2004 — Neptune announces **first contract** to repair of lock gates at Cullen Bay Marina, Northern Australia. This infrastructure project generated over $400k revenue;
- Nov 2004 — Neptune wins **first military contract** with the award of a repair to an Australian Naval vessel.
- Mar 2005 — Neptune wins **repeat military contract** by being awarded a significant naval vessel repair. Contract clearly indicates the **credibility of the technology**.
- Apr 2005 — Neptune signs co-operation agreement to facilitate **commercialisation of Neptune System in 11 countries in Asia** through the support of an existing marine services group with existing operations in the region;
- May 2005 — Neptune generates **first export revenues** through award of ship repair contract with UK-based ship management company;
- Jun 2005 — **Australian Patent** 200 125 4515 granted proving uniqueness of technology of the Neptune System.
- Jun 2005 — **Wins AMCHAM** "Exportential Cup".


NEPTUNE

Summary of Results 2005

Statistic	June 2005	June 2004
Cash at Bank	2,539,378	1,983,188
Net Assets	2,588,276	2,004,585
Revenue	949,557	38,498
Gross Margin	48.7%	N/A
Net Profit	(1,002,059)	(492,170)

- Proof of technology & operational capability
- Identification of market segments and establishment of strategy
- Proof of Business Model
- Identification of Opportunities for Growth
  - Domestic
  - New Applications
  - Geographical


NEPTUNE

Year to Date 2006

- Sep 2005 — Neptune announces **repeat contract** to perform repair work on the lock gates at the Cullen Bay Marina.
- Oct 2005 — Wins WA Industry and Export – **Innovation Award**
- Oct 2005 — Awarded **$2 million** Federal government Commercial Ready **Grant**
- Nov 2005 — Upgrade of Cullen Bay Repair to **$1 million contract**

Neptune is the strongest and has achieved more recent success than at any time in the history of the company.


NEPTUNE

Situation Analysis and Challenges

Mission is to create a new paradigm in subsea repairs

Issues are commercialisation issues rather than technology issues

Revenue growth and managing the transition from Technology company to Industrial

Key is earnings growth and quality of earnings

Attraction of medium to long term investors to share register


NEPTUNE

Growth Plans

Category	Area	Plan
New Applications for the Technology	Water Utilities	Neptune has held demonstrations and technical discussions with a water utility re the use of the Neptune System in the repair of water pipes
	R&D	R&D will identify other opportunities; e.g. deployment at greater depths will enhance offering to oil and gas sector
Geographic Expansion	Australia	Continued aggressive revenue growth
	Asia	Utilise the relationship with the IEV Group
	UAE	Establish a presence - significant region from Neptune's perspective
	Europe/US	Future of Company, where established market player deploys the technology quickly


NEPTUNE